RECEIVED

2008 FEB 20 AM 1:24

SEC / MR

SECU  SION

08030521

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 35581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krueger Brokerage, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___406 Main Street___
                        (No. and Street)

___Keokuk___   ___IA___   ___52632___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Daniel R. Krueger___   ___319-524-1240___
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___John P. Wardwell, CPA PC___
                        (Name – if individual, state last, first, middle name)

___40 N. 9th Street___   ___Hamilton___   ___IL___   ___62341___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 9 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Daniel R. Krueger__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Krueger Brokerage Inc.__ , as of __Dec. 31__ , 20 __0 7__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__VP__
Title

KRUEGER
Number 157668
Commission Expires
__9/13/2008__

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRUEGER   BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2007

John P. Wardwell, CPA PC
Certified Public Accountant

40 N. 9th Street   Phone: 1-217-847-6288
Hamilton, IL 62341   Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa 52632

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

February 11, 2008

TABLE OF CONTENTS

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 5,473	$ 9,231
Deposits with clearing organizations:		
Cash	41,963	9
Securities, at market	27,786	27,811
Receivable from clearing organizations (Note 3)	9,776	16,320
Securities owned (Note 10):		
Marketable, at market	66,886	73,823
Not readily marketable, at estimated FV	26,694	18,474
Leasehold improvements	11,478	---
Total Assets	$ 190,056	$ 145,668
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to clearing organization (Note 3)	$ 3,370	$ 3,279
Income taxes payable	222	---
Accrued expenses	8,465	6,953
Total Liabilities	12,057	10,232
Stockholders' Equity:		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Retained earnings	145,781	111,344
Additional paid-in capital	1,649	---
Less 12 shares treasury stock, at cost	(19,431)	(25,908)
Total Stockholders' Equity	177,999	135,436
Total Liabilities and Stockholders' Equity	$ 190,056	$ 145,668

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2007 and 2006

	2007	2006
Revenues:		
Commission	$ 246,097	$ 210,704
Interest and dividends	6,529	4,702
Gain (loss) on sale of securities	(14,365)	(1,848)
Unrealized gain on securities	33,150	12,192
Other income (Note 13)	35,298	50
Total Income	306,709	225,800
Expenses:		
Employee compensation and benefits	181,065	153,274
Clearing expenses	42,862	37,281
Communications and data processing	13,754	11,924
Occupancy	19,640	10,562
Other expenses	14,729	12,317
Total Expenses	272,050	225,358
Income before income tax	34,659	442
Provision for income taxes	222	---
Net income	$ 34,437	$ 442
Earnings per share	$ 688.74	$ 8.84

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Beginning stockholders' equity	$ 135,436	$ 134,994
Net income	34,437	442
Sale of treasury stock	8,126	---
Ending stockholders' equity	$ 177,999	$ 135,436

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 34,437	$ 442
Unrealized (gains) losses on marketable securities	(33,150)	(12,192)
(Increase) decrease in accounts receivable	6,544	(4,630)
Increase in accounts payable and accrued expenses	1,825	225
Loss on sale of securities	14,365	1,848
Net Cash Provided (Used) by Operating Activities	24,021	(14,307)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(18,778)	(6,561)
Proceeds from sale of investments and redemptions	36,305	21,900
Purchase of fixed assets	(11,478)	---
Net Cash Provided by Investing Activities	6,049	15,339
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of treasury stock	8,126	---
Net increase in cash	38,196	1,032
Cash balance, beginning of year	9,240	8,208
Cash balance, end of year	$ 47,436	$ 9,240

	2007	2006
Cash expended for income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1.   Organization and Nature of Business

Krueger Brokerage, Inc. is an independent brokerage service registered
with the Securities and Exchange Commission (SEC) and is a member of
The National Association of Securities Dealers (NASD). The Company's
operations are conducted in Keokuk, Iowa and all securities transactions
are cleared through a clearing agent, Mesirow Financial, Inc. Clients
include institutional and individual traders of securities.

Note 2.   Significant Accounting Policies

The financial statements are presented on the accrual basis of accounting.
The Company is engaged in a single line of business as a securities broker.
Services provided include principal transactions, agency transactions, and
investment advisory services. Proprietary securities transactions in
regular-way trades are recorded on the trade date, as if they had settled.
Profit and loss arising from all securities transactions entered into for
the account and risk of Krueger Brokerage, Inc. are recorded on a trade
date basis. Customers' securities transactions are reported on a settlement
date basis with related commission income and expenses reported on a trade
date basis.

Marketable securities are valued at market value and securities not readily
marketable are valued at fair value as determined by management.

Commissions and related clearing expenses are recorded on a trade-date
basis as securities transactions occur.

Federal and state income taxes are calculated on the accrual basis as of
the date of the financial statements. The amount of current taxes payable
or refundable is determined by utilizing currently enacted tax laws and
rates. The Company does not have any timing differences between book income
determination and tax income that could give rise to deferred tax assets
or liabilities.

For purposes of the Statement of Cash Flows, the Company has defined cash
equivalents as highly liquid investments with original maturities of less
than three months, that are not held for sale in the ordinary course of
business.

Note 3.   Receivable from and Payable to Clearing Agent

Amounts receivable from clearing agent amounted to $9,776 and the
amount payable to clearing agent was $3,370 as of December 31, 2007.
Krueger Brokerage, Inc. clears all securities transactions through
Mesirow Financial, Inc.

Note 4.   Simplified Employee Pension Plan

Krueger Brokerage, Inc. maintains a SEP-IRA plan for employees who have
completed three years of service, attained age 21, and have the required
level of compensation in the plan year. Discretionary contributions are
made by the Company to the accounts of all eligible employees. The Company's
contributions to the plan were $19,362 and $9,269 for the years ended
December 31, 2007 and 2006, respectively.

Note 5. Net Capital Requirement

Krueger Brokerage, Inc. is subject to the SEC Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $147,483 and $122,858, respectively, which was $97,483 and $72,858, respectively, in excess of its required net capital of $50,000 for each year. The Company's net capital ratio was .08 to 1 and .08 to 1, respectively.

Note 6. Income Taxes

For the year ended December 31, 2006 the Company sustained a net operating loss for tax purposes and, thus, incurred no federal or state income tax liability for the year. For the year ended December 31, 2007, the Company incurred a federal tax liability of $159 and a state tax liability of $63. The Company utilized a net operating loss carry forward of $17,246 in 2007.

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rates and the Company's income tax expense is shown in the following table:

	2007	2006
Expected income tax expense at U.S. statutory rate	$11,709	$ 150
Effect of non-deductible expense & non taxable income	701	895
Increase due to state income taxes, net of U.S. federal income tax effects	63	---
Effect of unrealized gains (losses) on securities	(11,271)	2,312
Effect of net operating loss carry forward	(5,864)	---
Effect of net capital loss (non deductible)	4,884	(3,357)
Income tax expense	$ 222	$ -0-

Note 7. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2007 and 2006, Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 8. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of clients.

Note 9. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

Note 10. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2007 and 2006, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2007				
Available for sale:				
Debt securities	$ 67	$ 1,200	$ (1,197)	$ 70
Equity securities	92,663	73,463	(44,830)	121,296
Totals	$ 92,730	$ 74,663	$ (46,027)	$121,366
December 31, 2006				
Available for sale:				
Debt securities	$ 86	$ 1,200	$ (1,197)	$ 89
Equity securities	115,670	35,003	(30,654)	120,019
Totals	$115,756	$ 36,203	$ (31,851)	$120,108

The Company owns 600 shares of stock in the National Association of Securities Dealers (NASD). Ownership of these shares is restricted to members of the NASD. Due to this restriction, the stock is not readily marketable. The Company carries this stock at estimated market value, $29,694. The Company also owns 600 shares of NASDAQ stock which are no longer restricted. The stock may be freely traded. The Company carries these shares at market.

Note 11. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2007 and 2006, and paid an assessment of $150 for each year.

Note 12. Lease

The Company leased a portion of the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2007 and 2006 were $5,400 for each year. The lease terms were year to year subject to annual renewal. The Company has entered into a new leasing arrangement effective in January, 2008, for a new facility at 408 Main Street in Keokuk, Iowa. Henry Krueger, president of the Company, is a member of the organization that owns the new premises. Lease terms are still being negotiated.

Note 13. NASD Payment

The Company is a member of the National Association of Securities Dealers (NASD). During 2007, the NASD was consolidated with the New York Stock Exchange. Due to that consolidation, the Company received a one-time special payment of $35,000.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street

Hamilton, IL 62341

Phone: 1-217-847-6288

Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krueger Brokerage, Inc.

   We have audited the accompanying financial statements of Krueger Brokerage, Inc.
as of and for the years ended December 31, 2007 and 2006, and have issued our
report thereon dated February 11, 2008. Our audits were conducted for the purpose
of forming an opinion on the basic financial statements taken as a whole. The
information contained in the Computation of Net Capital and the Computation of
Basic Net Capital Requirement is presented for purposes of additional analysis and
is not a required part of the basic financial statements, but is supplementary
information required by rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of
the basic financial statements and, in our opinion, is fairly stated in all
material respects in relation to the basic financial statements taken as a whole.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, Illinois

February 11, 2008

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2007 and 2006

	2007		2006	
Total ownership equity from statements of financial condition		$ 177,999		$ 135,436
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		177,999		135,436
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable Subordinated liabilities		177,999		135,436
Deductions and/or charges:			$	
Total nonallowable assets	$ 11,478		---	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	11,478	---	---
Other additions and/or allowable credits		---		---
Net Capital before haircuts on securities positions		166,521		135,436
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	(4)		(5)	
Options	---		---	
Other securities	(4,997)		(4,349)	
Undue concentration	---		---	
Other - common stock	(14,037)	(19,038)	(8,224)	(12,578)
Net Capital		$147,483		$122,858

The net capital computed as of December 31, 2007 and 2006 does not differ materially from amounts reported on form X-17A-5 as of those dates.

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2007 and 2006

	2007		2006
Total Liabilities	$ 12,057		$ 10,232
Add:	$ ---	$ ---	
Drafts for immediate credit	---	---	---
Market value of securities borrowed	---	---	---
Other unrecorded amounts			
Total Aggregate Indebtedness	12,057		10,232
Percentage of aggregate indebtedness to net capital	8%		8%
Percentage of debt to debt-equity total	6%		7%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness	804		682
B. Minimum dollar net capital requirement	50,000		50,000
C. Net capital requirement (greater of A or B)	50,000		50,000
D. Net capital	147,483		122,858
Excess Net Capital (D minus C)	$ 97,483		$ 72,858
Excess Net Capital at 1000%	$146,277		$121,835
Ratio: Aggregate indebtedness to net capital	.08 to 1		.08 to 1

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street   Phone: 1-217-847-6288
Hamilton, IL 62341   Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Krueger Brokerage, Inc.

In planning and performing our audits of the financial statements of Krueger Brokerage, Inc. for the years ended December 31, 2007 and 2006, we considered its internal control, including control. activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, Illinois

February 11, 2008

